UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Exact Name of Registrant as Specified in its Charter)

Via Olgettina No. 58

20132 Milan, Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 7.01 Regulation FD Disclosure.

Genenta Science S.p.A. informs its investors that it does not hold cash deposits or securities at Silicon Valley Bank; and, it does not otherwise have a business relationship, or a direct or indirect affiliation, with Silicon Valley Bank.

The information contained in this Item 7.01 of this Current Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference into any filing under the Exchange Act or the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing to this Current Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENENTA SCIENCE S.P.A.

Date March 10, 2023	By	/s/ Pierluigi Paracchi
Pierluigi Paracchi,
Chief Executive Officer